From Navy To NASA: Powering The Future Of Energy

Hydrogen makes up 90% of atoms in the universe[1]. Our technology is turning it into a fuel source for the US Navy, NASA, and beyond. Infinity Fuel is already backed by thousands of investors. This is your chance to join them as we add to our $50M+ in contracts and transition from government-funded R&D to real commercial deals.



Providing power to off-grid locations

NASDAQ ticker reserved: "IFCH"

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$8.84
Share Price

$998.4*
Min. Investment











Office of Naval Research Science & Technology
U.S. AIR FORCE
Schlumberger
NAVY LEAGUE of the UNITED STATES
NASA
NAWC Aircraft Division NAVAL AIR WARFARE CENTER

Top 3 Reasons to Invest

1
World Class Team

Led by a CEO with previous experience co-founding a related company through

2
Massive Growth Potential

Our fuel cells and electrolyzers have massive growth potential across our

a successful NASDAQ IPO, our team members have a proven career track record delivering demanding commercial and aerospace products.

Team backgrounds:



















Hamilton Sundstrand (A United Technologies Company), NASA, leidos, UTC Power (A United Technologies Company), RTX, PROTON ON SITE, Pratt & Whitney GO BEYOND, PerkinElmer For the Better

target markets:



28.7% CAGR Global Space Market to Reach $1.8 Trillion by 2030[2]

H_2 **536%** Projected Growth in the Green Hydrogen Market[3]



216% Projected Growth in UUV (TAM)[4]

3

Proven Traction for Our Patented Products

$50M+ Contracts Awarded

For the 22 years Infinity has been in business, we've been awarded over **$50M in contracts with the U.S. Navy, NASA**, and major commercial space customers.



Cumulative Contracts Awarded

Cumulative Contract Dollars Awarded ($ thousands)

Years in Business



Photo by Manfred Bauman

William Shatner

Brand Ambassador & Advisory Committee Member*

- World-Renowned Celebrity

"From the edge of space, I witnessed both Earth's fragility and the need to provide it with sustainable solutions. Fuel cells and Electrolyzers, such as those produced by Infinity Fuel Cell & Hydrogen, offer a promising path towards meeting a variety of crucial energy needs. In many ways, the positive trends in today's renewable energy market represent a silent revolution that can power our journey to the stars,

- Passenger on Blue Origin New Shepard Flight in 2021
- Advocate for reducing earth's carbon footprint & building a sustainable planet

while preserving the very planet that has allowed mankind to evolve towards dreaming its current dreams."

- William Shatner

NASDAQ Meet "IFCH".

We've reserved the "IFCH" stock ticker, a key step in our journey to going public. In the meantime, our current private round remains open.

Reserving the ticker symbol is not a guarantee that the company will list on the NASDAQ. Listing on the NASDAQ is subject to approvals.

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Problem & Solution

The World Needs Hydrogen Fuel Cells

- Supporting the future of EVs, space travel, and more
- Supplying power to 1.7B+ people living off-grid
- Reducing carbon emissions around the world

2 Key Advantages

Air-Independent Fuel Cells

Other fuel cells require noisy blowers to supply external air to generate power. Ours use silent, passive, pure oxygen enabling us to supply power in even the harshest conditions, from the vacuum of space to the deepest parts of the ocean with minimal parasitic losses.

Infinity Electrolyzers

Compressor-free 99.999% pure 2000 psi hydrogen/oxygen. Other electrolyzers use expensive and power hungry external compressors to deliver high pressure hydrogen. Our electrolyzers deliver high pressure hydrogen directly as it is generated eliminating the capital and operating costs of compressors.

An Integral Part of NASA Manned Spaceflight

Our fuel cells have demonstrated successful operation aboard two Blue Origin, New Shephard launches and we recently completed the initial 2,600 hours of in-house life testing on two lunar RFC fuel cell stacks for upcoming lunar missions with NASA.

Saving Resources for the U.S. Navy

Our hydrogen-oxygen fuel cells can power the Na air-independent unmanned underwater vehicle (UUV journeys for up to 70 days. They also enable commercial customers to save money by eliminatin the need for surface support ships and crews.

Our fuel cells can power a UUV for up to **70 days.**

We've Averaged 25% Gross Profit and $6.3 million in Revenue Over The Past 4 Years

You're investing in more than a traditional "startup". Our markets are cyclical. Infinity is agile - we respond rapidly as market opportunities emerge.



*Past performance is not indicative of future results.

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How Our Products Work

We make Fuel Cells, Electrolyzers and Regenerative Fuel Cells (RFCs)



1. **Our fuel cells** turn two inputs (hydrogen and oxygen) into two outputs (electricity and water). The electricity powers our fuel cells' applications.

2. **Our electrolyzers** provide the capability to break the water back into hydrogen and oxygen to start the process over.

3. **Combined, they comprise an RFC** that can be used to store energy. Powered by renewable electricity, our electrolyzers can generate and store large amounts

of green hydrogen and oxygen. This can then be used in our fuel cell to make electricity when the renewable source is not available.

Market Opportunity

Our Markets Are Projected To Show Massive Growth Over The Next 10 Years

.7% CAGR

Space Market to Reach llion by 2030[1]

536%

Projected Growth in the Green Hydrogen Market

216%

Projected Growth in UUV

ative production capacity, Mt p. a.

48

- Announced as of May 2024
- Oct 2023
- Jan 2023
- May 2022
- EoY 2021
- EoY 2020
- EoY 2019

Low-
hydr

Legend (Low-carbon hydrogen):
- Announced
- Planning
- Committed

Rene
hydr

Legend (Renewable hydrogen):
- Announced
- Planning
- Committed

X-axis: 21 22 23 24 25 26 27 28 29 2030

0%

e in 2030 committed
y (4.6Mt p.a., versus 3 Mt
October 2023)

65%

share of capacity of top 3 markets (Europe,North America, Latin America)

+21Mt

additional capacity (low-carbonand renewable) withcommissioning after

en Insights 2024

Team

Inventing The Carbon-Free Future

Our seasoned leadership team embodies deep industry expertise and technological know-how. Past and current members of our team have been involved in every space flight fuel cell program since Project Gemini in the 1960's through today.



William F. Smith

President and CEO

- 30+ years experience UTC/Proton
- Co-founder Proton Energy systems
- Proton: VP Business Development
- NASDAQ IPO 2000
- Founder of Infinity
- UCONN- Physics
- UMASS MBA
- 12 Patents



Bill Davis

CFO

- Over 30 years experience working in many different industries.
- General Accounting
- Financial Reporting
- Budgeting and Project Management
- HR program manager



John Fayer

Director of Engineering

- 10+ years fuel cell experience at Infinity

- Design and Test Engineer lead engineer for designing and testing fuel cell components, stacks, systems



Max Aranow

Lead AMPES Engineer

- M.S. in management in engineering from University of Connecticut

- Lead engineer at Infinity® on Office of Naval Research UUV project

- BS in Mechanical Engineering from the University of Connecticut

- Received certificate of appreciation from NASA for work on the AMPES tipping-point project



Karen Murdoch

Senior Systems Engineer

- Systems Consultant
- 25+ years experience



Greg Gottschalk

Director of Software and Electrical Engineering

- 30+ years in Power and Electrical Design

- UTC Hamilton Standard
- UTC Power
- Air Products and Chemicals
- PI for UTC/NASA ELSS programs
- BS Chem E RPI
- MBA RPI

- Specializes in Power & Control (Analog & Digital Embedded)
- Power Electronic Converters/Inverters/Motor Drives
- Designs Deployed in Space, Undersea, & Industrial Applications
- MSEE in Power Electronics from Worcester Polytechnic Institute





Christopher Smith

Corporate Counsel

- Expert in Contract and Administrative Law

- B.A., Economics, University of Connecticut

- J.D., Western New England University

- Also routinely handles Trademark, IP, Development, and Compliance activities for Infinity®

William Shatner*

Brand Ambassador & Advisory Committee Member

- World-Renowned Celebrity

- Passenger on Blue Origin New Shepard Flight in 2021

- Advocate for reducing earth's carbon footprint & building a sustainable planet

* Section 17(b) disclosure. Mr. Shatner is compensated as an Infinity advisor at $10K/month. He also has received options to purchase up to 100K shares vesting over 9 months at an $8.00/share strike price

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Updates



2500-Hour NASA Lunar Fuel Cell Test Milestone

Infinity® Fuel Cell and Hydrogen, Inc. achieves initial 2500-hour NASA lunar fuel cell test milestone.

Read Now ›



Contract for Lunar Fuel Cell Power and Electrolyzer System

Infinity® Fuel Cell and Hydrogen, Inc. awarded initial contract for lunar fuel cell power and electrolyzer system.

Read Now ›



Major new Uncrewed Underwater Vehicle, (UUV), fuel cell contract

Infinity® Fuel Cell and Hydrogen, Inc. announces a major new UUV fuel cell contract. Market for UUVs to grow from $3.2 billion in 2023 to over $8 billion by 2032.

Read Now ›



Infinity Fuel Cell and Hydrogen's Leadership & William Shatner

Exclusive Webinar Recap: A Conversation with Infinity Fuel Cell and Hydrogen's Leadership & William Shatner

Read Now >



Infinity Fuel Cell and Hydrogen, Inc. Makes History in Launch with Bezos' Blue Origin

Read Now >


INFINITY®
Infinity Fuel Cell and Hydrogen, Inc.
Inventing the Carbon-Free Future
with
Power At Any Altitude®
November 27, 2023
Infinity Fuel Cell and Hydrogen, Inc.
431A Hayden Station Road
Windsor, CT 06095
860-688-6500 tel
860-688-6511 fax
www.infinityfuel.com

Infinity Investor Q&A Webinar Recap

Listen to President of Infinity, William Smith, discuss our mission to invent a carbon-free future and why this is such a powerful investment opportunity.

Read Now >



New Patent Alert! Another Infinity® Win

Infinity awarded patent, US 11,777,114 B2, titled "Cascading Stack Electrochemical Fuel Cell.

Read Now >

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Sources:

1- https://www.mckinsey.com/industries/aerospace-and-defense/our-insights/space-the-1-point-8-trillion-dollar-opportunity-for-

global-economic-growth
2- Markets and Markets, Unmanned Underwater Vehicles Market by Type, April 2024
3- Global Market Insights, January 2025, Electrolyzer Market Size, Report GMI4787
4- Verified Market Reports, Global Regenerative Fuel Cell (RFC) Market Size Regenerative Fuel Cell Market Insights, March 2025, Report ID: 328302
5- Research and Markets, February 2025, Hydrogen Aircraft Market Opportunity, Growth Drivers, Industry Trend Analysis, and Forecast 2025-2034

*Section 17(b) disclosure: Mr. Shatner is compensated as an Infinity advisor at $10K/month. He also has received options to purchase up to 100K shares vesting over 9 months at an $8.00/share strike price.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950 Birmingham, AL, 35242 is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

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